02036409

1. 333-09456

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

1. **FARGO FOOD COMPANY S.A.**
(Translation of Registrant's name into English)

2. **ARGENTINE BREAD PRODUCTION S.A.**
(Translation of Registrant's name into English)

3. **ENICOR SOCIEDAD ANÓNIMA**

4. **CAPITAL FOODS S.A.**

5. **FRESH FOOD S.A.**

Ruta Panamericana y M. Sastre
1618 – El Talar
Provincia de Buenos Aires,
Republic of Argentina
(Address of Principal Executive Office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ✓ Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___ No ✓

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.]

COMPAÑÍA DE ALIMENTOS FARGO S.A. ("FARGO")

PANIFICACIÓN ARGENTINA S.A.

ENICOR SOCIEDAD ANÓNIMA

CAPITAL FOODS S.A.

FRESH FOOD S.A.

REPORT ON FORM 6-K

Attached is an English translation of the following documents filed by Fargo in Argentina:

1.- Notification filed with the *Bolsa de Comercio de Buenos Aires* (Buenos Aires Stock Exchange) on April 24, 2002; and

2.- Notification filed with the *Comisión Nacional de Valores* (National Securities and Exchange Commission) on April 24, 2002.

Buenos Aires, April 24, 2002

Messrs.
Buenos Aires Stock Exchange

Re: Compañía de Alimentos Fargo S.A. – Senior Notes

Dear Sirs:

Compañía de Alimentos Fargo S.A. (the "Company") hereby addresses to the Buenos Aires Stock Exchange ("BASE") in compliance with the provisions set forth in Article 23 of the BASE Regulations regarding the Company's U$S120,000,000 Senior Notes due 2008 (the "Senior Notes").

We hereby notify you that, on this date, the Company responded the letter sent by the National Securities and Exchange Commission on February 11, 2002, informing that no decision has been taken by the Company regarding the payment of interests on the Senior Notes due on February 1st, 2002.

Furthermore, the Company has informed Citibank N.A., as trustee (the "Trustee"), that: (i) the default in the scheduled payment of interests on the Senior Notes due on February 1st, 2002, as duly informed, is the only event of default existing under the Indenture; (ii) the Company has completed the acquisition of 100% of the capital stock of Establecimiento Elaborador de Alimentos Sacaan de Argentina S.A. ("Sacaan"), being the intention of the Company to execute all the documentation required by the Indenture in order to incorporate Sacaan as a Guarantor under the Indenture; (iii) the Company restates its intention to restructure its obligations under the Indenture in accordance with the current economic and political situation of Argentina; (iv) there have been no material developments regarding the implementation of such restructuring plan; (v) the Company still faces considerable difficulties in evaluating its current situation and future prospects; (vi) as soon as the Company completes such evaluation, it will start preparing a restructuring proposal which, once completed, will be submitted to the consideration of the holders of the Senior Notes; (vii) at such time, the Company will determine whether it will be requiring the assistance of a financial advisor; (viii) the Company's counsels are Simpson, Thacher & Bartlett as to New York law and Quattrini, Laprida & Asociados as to Argentine law; and (ix) the Company is not aware that any creditors' committee is being or has been formed.

Sincerely yours,

Marcelo Aubone
President

Buenos Aires, April 24, 2002

Messrs.
National Securities and Exchange Commission

Re: Compañía de Alimentos Fargo S.A. – Senior Notes

Dear Sirs:

Compañía de Alimentos Fargo S.A. (the "Company") hereby addresses to the National Securities and Exchange Commission ("NSEC") in response to your letter dated February 11, 2002 and in compliance with the provisions set forth in Article 2, Chapter XXI, Book 6 of the NSEC Rules, Text Year 2001, regarding the Company's U$S120,000,000 Senior Notes due 2008 (the "Senior Notes").

With respect to your letter dated February 11, 2002, please be informed that no decision has been taken by the Company regarding payment of interests on the Senior Notes due on February 1st, 2002.

Furthermore, the Company has informed Citibank N.A., as trustee (the "Trustee"), that: (i) the default in the scheduled payment of interests on the Senior Notes due on February 1st, 2002, as was duly informed, is the only event of default existing under the Indenture; (ii) the Company has completed the acquisition of 100% of the capita stock of Establecimiento Elaborador de Alimentos Sacaan de Argentina S.A. ("Sacaan"), being the intention of the Company to execute all the documentation required by the Indenture in order to incorporate Sacaan as a Guarantor under the Indenture; (iii) the Company restates its intention to restructure its obligations under the Indenture in accordance with the current economic and political situation of Argentina; (iv) there have been no material developments regarding the implementation of such restructuring plan; (v) the Company still faces considerable difficulties in evaluating its current situation and future prospects; (vi) as soon as the Company completes such evaluation, it will start preparing a restructuring proposal which, once completed, will be submitted to the consideration of the holders of the Senior Notes; (vii) at such time, the Company will determine whether it will be requiring the assistance of a financial advisor; (viii) the Company's counsels are Simpson, Thacher & Bartlett as to New York law and Quattrini, Laprida & Asociados as to Argentine law; and (ix) the Company is not aware that any creditors' committee is being or has been formed.

Sincerely yours,

Marcelo Aubone
President

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, Argentina.

COMPAÑÍA DE ALIMENTOS FARGO S.A.

By: ______________________

Name: Daniel Elizalde
Title: Chief Financial Officer

PANIFICACIÓN ARGENTINA S.A.

By: ______________________

Name: Daniel Elizalde
Title: Chief Financial Officer

ENICOR SOCIEDAD ANÓNIMA

By: ______________________

Name: Daniel Elizalde
Title: Chief Financial Officer

CAPITAL FOODS S.A.

By: ______________________

Name: Daniel Elizalde
Title: Chief Financial Officer

FRESH FOOD S.A.

By: ______________________

Name: Daniel Elizalde
Title: Chief Financial Officer

Dated: May 9, 2002